Dechert LLP 1900 K Street, NW Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com Paul Stevens paul.stevens@dechert.com +1 202 261 3353 Direct +1 202 261 3333 Fax

September 15, 2025

VIA EDGAR

Mr. Ken Ellington

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Re:	PIMCO Capital Solutions BDC Corp. (the “Company”)

(File No. 814-01549)

Dear Mr. Ellington:

This letter responds to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (“SEC”) provided on August 15, 2025, relating to the annual report on Form 10-K (the “Annual Report”) of the Company that was filed on March 18, 2025 under the Securities Exchange Act of 1934, as amended. Undefined capitalized terms used below have the same meaning as given in the Annual Report. We have reproduced the Staff’s comments below, followed by the Company’s responses.

1.

Comment: Please disclose the percentage of portfolio companies that are paying payment-in-kind (“PIK”) interest in the Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) section.

Response: The Company acknowledges the Staff’s comment and confirms that it will disclose this information in future SEC filings.

2.	Comment: Please disclose the amount of income generated that is non-recurring and describe the impact of non-recurring fees on earnings and/or yield in the MD&A section or in the financial statements.

Response: The Company acknowledges the Staff’s comment and confirms that it will disclose this information in future SEC filings to the extent that non-recurring income is material.

Mr. Ken Ellington Page 2

3.	Comment: Please supplementally provide the percentage of the Company’s net assets invested in unitranche loans. The Staff may have additional comments depending on the amount.

Response: The loans in the Company’s portfolio that the Company believes would be considered unitranche in nature represented more than 15% of the Company’s net assets as of December 31, 2024.

4.

Comment: Last-out lenders bear a greater risk in exchange for receiving a higher interest rate. Please provide disclosure in the notes to the financial statements so that readers of the financial statements will understand the risks associated with these investments. With respect to co-lending arrangements, please supplementally notify the Staff of the following:

Response: The Company will disclose information in future annual reports about risks associated with investments in last-out loans if material.

i.	Comment: Whether the Company has any specific accounting policies it applies to co-lending arrangements;

Response: The Company does not have any specific accounting policies that it applies to its co-lending arrangements and these investments would fall under the Company’s standard accounting policies consistent with the Company’s other debt investments.

ii.	Comment: How the valuation of these investments takes into account the payment prioritization / payment waterfalls;

Response: The Company’s valuation policies will take into account any particular features of a co-lending arrangement, including payment prioritization. For example, a valuation would take into account the payment priority of a last-out portion within a first-lien loan.

iii.	Comment: The impact of such arrangements on the calculation of interest income under the effective interest method; and

Response: The Company’s interest income and interest expense are recognized on an accrual basis. Interest income on “last out” positions is also recorded on an accrual basis and includes the accretion of discounts and amortizations of premiums consistent with the Company’s other debt investments. Discounts from and premiums to par value on debt investments purchased are accreted/amortized into interest income over the life of the respective security using the effective interest method. The interest rate is determined according to the terms for the “last out” loan in the executed credit agreement and/or an agreement among the lenders.

Mr. Ken Ellington Page 3

iv.	Comment: Whether any of the co-lenders under these arrangements are affiliates.

Response: The Company is not engaged in any co-lending arrangements with affiliates.

5.	Comment: Please supplementally confirm that the Company’s unfunded commitments are fair valued in accordance with ASC 820.

Response: The Company fair values its unfunded commitments when material. If the Company’s exposure to unfunded commitments becomes material, the Company will provide in future SEC filings additional disclosure of the fair value of unfunded commitments in accordance with ASC 820.

6.

Comment: For each security the Company holds that pays a combination of cash and PIK interest, please disclose both the cash and the PIK rates in the securities description or in a footnote to the schedule of investments. See AICPA Audit Risk Alert – Investment Companies 2013/2014.

Response: The Company acknowledges the Staff’s comment and confirms that it will disclose this information in future SEC filings.

7.	Comment: Please disclose the average interest rate of borrowings as required by Article 06-07(3) of Regulation S-X.

Response: The Company acknowledges the Staff’s comment and would draw the Staff’s attention to the disclosure of information in the last paragraph of Note 4 in the Notes to Consolidated Financial Statements. The Company disclosed the weighted average interest expense as a percentage of the aggregate borrowings outstanding as 42.49% for the year ended December 31, 2024, of which 7.78% is attributable to stated interest expense. The 7.78% figure is responsive to the requirements of Article 06-07(3) of Regulation S-X. However, the Company commits to clarify this disclosure in future SEC filings.

Mr. Ken Ellington Page 4

*   *   *

We believe that the foregoing has been responsive to the Staff’s comments. Please call the undersigned at (202) 261-3353 if you wish to discuss this correspondence further.

Sincerely,

/s/ Paul Stevens

Paul Stevens